Mail Stop 3561

Samuel F.H. Jeffries, President
Organic Sales and Marketing, Inc
114 Broadway
Raynham, MA 02767

> **Re:** **Organic Sales and Marketing, Inc.**
> **Amendment 3 to Registration Statement on Form 10-SB**
> **Filed August 24, 2007**
> **File No. 1-33386**

Dear Mr. Jeffries:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Business of Issuer, page 2

1. We note your reference to your current relationship with Clear Channel, Citadel, and Entercom networks as being the basis of possibly expanding the number of stations that carry your gardening show. Please expand your discussion to explain in greater detail your relationship with these radio networks.

Organic Fertilizer Market, page 5

2. We note your statement that "[a]ccording to its 2006 report of fourth-quarter/ year-end results, Land O'Lakes Inc. (the parent corporation) has over 30 manufacturing facilities, and 70 distribution centers, which contribute overall 7.3 billion dollars in annual sales." We were unable to confirm your statement from a review of Land O'Lakes Inc.'s annual report on Form 10-K filed with the commission. In addition, inclusion of this information is unclear given the

relatively minor contribution of the fertilizer activities to Land O'Lakes business. Please revise or advise us.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or Robin Manuel, Accountant, at (202) 551-3832 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Paul Chernis, Esq.
        Silverman Sclar Shin & Byrne PLLC